FOR IMMEDIATE RELEASE: February 6, 2012	PR 12-02

Atna Announces Significant Increase in Gold Resource at Pinson

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) is pleased to report the newly updated resource estimate at the Pinson Mine near Winnemucca, Nevada. This estimate incorporates all available data relating to Atna's property position at Pinson, including:

•	All Pinson Mining Company's drill results generated between 2006 and 2008.
•	Open pit drill information not previously incorporated in NI 43-101 Technical Studies.
•	All prior data relating to the high grade underground mineralization at Pinson.

This study adds a significant open pit mineral resource to the already extensive high-grade underground mineral resource previously reported for Pinson. Total resource by underground and open pit scenarios are as follows:

	Resource Summary (imperial)			Resource Summary (metric)
Underground	Tons (x 1,000)	oz/ton Au	Contained Ounces Gold	Tonnes (x 1,000)	g/t Au
Measured	1,619.1	0.355	575,000	1,468.8	12.18
Indicated	1,300.7	0.383	498,000	1,180.0	13.13
M & I-Total	2,919.8	0.368	1,073,000	2,648.8	12.60
Inferred	2,236.2	0.378	845,900	2,028.6	12.97

Open Pit	Resource Summary (imperial)			Resource Summary (metric)
Measured	21,158.9	0.035	732,000	19,195.0	1.19
Indicated	4,307.4	0.058	249,600	3,907.6	1.04
M & I-Total	25,466.3	0.039	981,700	23,102.6	1.32
Inferred	824.4	0.034	28,300	747.9	1.18

Imperial cut-off = 0.20 oz/ton Au Underground & 0.01 oz/ton Au Open Pit

Metric cut-off = 6.34 g/tonne Au Underground, 0.34 g/tonne Au Open Pit

Rounding may cause columns to not add or multiply precisely

Further detail of the mineral resource estimates are listed by zone and cutoff grade in the appended tables.

"This study demonstrates previously known high-grade underground mineral potential at Pinson and adds a significant open-pit mineral resource. We believe Pinson continues to have further exploration opportunity and are excited by the prospect of Pinson becoming Atna’s major gold producer", states James Hesketh, President & CEO.

Atna plans to start commercial underground mine production in the fourth quarter 2012. Underground mine design work is presently underway utilizing the resource model developed in this study. The contract miner at Pinson is currently driving a secondary access and Atna anticipates the mining of bulk metallurgical samples over the next quarter. Atna will begin feasibility study work to develop the open pit potential at Pinson in the coming months as underground production ramps up.

Combined measured and indicated resources estimates for the high grade underground zones were largely unchanged from prior estimates released by Atna in 2007, although inferred resources were reduced. This was due to factors that included the use of more conservative interpolation parameters based on a larger data set, the inclusion of additional data which changed geologic interpretations in local areas, and interaction with open-pit resource estimation.

To estimate the mineral resource; geologic, structural and mineral domains were constructed using available geologic data. This information was modeled using geostatistical methods to estimate gold grades and develop a three-dimensional block model. Structure and stratigraphy of the Pinson area was defined by combining subsurface data with surface geology to create three dimensional structural and stratigraphic models. Each of the CX Fault, CX-West Fault, Range Front Fault, Adams Peak Shear Zone, Otto Stope, Linehole North Fault, SOS Fault, SOS Dike, SOS Cross Fault and two CX Fault Splays, and the South and Mag pit areas were individually modeled. The Block model was divided into five statistically related zones to accommodate statistical search parameters appropriate for individual mineral styles. These were reported as the Mag and South pit zones, the Ogee/CX-West, Range Front and CX zones.

In order to define open-pit versus underground resources, the Mag and South pit resource zones were defined utilizing a pit optimizing tool, pit slopes of 45 degrees and costs based on Briggs Mine actual costs that assume heap leach gold recovery. Gold recovery was guided by previous heap leach operating experience at Pinson, where gold recovery was defined by the ratio of cyanide soluble gold assay to total gold assay.

Pinson is presently permitted for underground mining under a small miner’s permit. Applications will be made in the near future to administratively amend this permit to allow full scale underground operations. High-grade ore mined at Pinson will be transported to nearby third party plants for processing. Additional permitting, which may require the completion of an environmental impact study, will be required to support open pit mining and heap leach recovery operations at Pinson. Pinson historically produced almost one million ounces of gold through open pit mining and heap leach and oxide mill recovery.

The resource estimate was prepared for Atna by Gustavson Associates, LLC of Colorado, a leading global mining consulting firm consisting of geologists and engineers, under the supervision of Donald E. Hulse, P.E. a Qualified Person as defined in NI 43-101.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Pinson Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential mineral resource, reserve or production at the Pinson Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, development and future production at the Pinson Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mine development and production operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com